

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 27, 2007

<u>via U.S. mail and facsimile</u>

John Brian Nichols, Principal Executive Officer
First American Scientific Corp.
100 Park Royal South, Suite 811
Vancouver, British Columbia
Canada V7T 1A2

> **RE:** **First American Scientific Corp.**
> **Form 10- KSB for the Fiscal Year Ended June 30, 2006**
> **Filed September 28, 2006**
> **File No. 0-27094**

Dear Mr. Nichols:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief